Exhibit 21.1

Subsidiaries of Vir Biotechnology, Inc.

Name of Subsidiary	State or Other Jurisdiction of Incorporation or Organization

Agenovir Corporation

Encentrio Therapeutics, Inc.

Encentrio Therapeutics International GmbH

Humabs BioMed SA

Statera Health, LLC

TomegaVax, Inc.

Vir AU Biotechnology Pty Ltd.

Vir Biotechnology International GmbH

Vir Predictive Medicine, Inc.

VirAb, Inc.

Delaware Delaware Switzerland Switzerland Delaware Delaware Australia Switzerland Delaware Delaware